UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,500,000	$405.65***

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,000,000 shares of common stock, par value $0.10 per share, at the tender offer price of $1.75 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

*** $468.47 previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: S

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendments Numbered 1 through 8 as previously filed with the SEC, in connection with the offer by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company")  to purchase up to 2,000,000 shares of its common stock, par value $0.10 per share, at a revised purchase price of $1.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). This Amendment No. 9 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

The Offer to Purchase and the Schedule TO, to the extent Items 1 through Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1. Expiration of Offer.  The Offer expired at 5:00 p.m. E.D.T., on May 26, 2017. Based upon a  tabulation by the Company, a total of 1,284,751 shares of common stock were tendered by 233 stockholders pursuant to the Offer. Effective May 26, 2017, Security Land accepted for purchase all of the tendered shares of common stock at the purchase price of $1.75 per share. These shares represent approximately 24.5% of the Company’s outstanding shares of common stock as of May 25, 2017.  The total purchase price for the purchased shares was $2,248,314.25.  As a result of the completion of the Offer, the Company has 3,958,356 common shares issued and outstanding with such shares held by approximately 363 shareholders of record.  The Company will promptly issue payment for the shares accepted for purchase under the tender offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin

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